UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011.

Commission File Number: 001-31221

Total number of pages: 4

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: December 27, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	DOCOMO Reports on Effects of and Response to sp-mode Service Malfunction

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

December 27, 2011

DOCOMO Reports on Effects of and Response to sp-mode Service Malfunction

TOKYO, JAPAN, December 27, 2011—NTT DOCOMO, INC. once again extends its deepest apologies for inconveniencing customers as a result of its sp-mode service malfunction on Tuesday, December 20, 2011, causing the email address of some customers using the service to be temporarily replaced with a different email address and related errors.

This situation was resolved by around 18:00 JST on December 20*. The resetting of packet switching equipment, performed as a precaution, was fully completed by around 01:00 JST on December 22.

All sp-mode services that had been temporarily suspended as a result of the malfunction were restarted by around 14:00 JST on December 22, with the exception of the phonebook backup service, which was restarted at around 12:00 JST on December 26.

DOCOMO has completed its analysis of the effect of the malfunction on customers, as explained below, and is now addressing inquiries from individual customers. Considering this incident to be very serious, DOCOMO is taking all necessary countermeasures to ensure the malfunction does not occur again.

*There is a possibility of a replaced email address remaining in the “My Address” category in the sp-mode application after 18:00 JST on December 20, but emails can be sent or received normally because the information on the network has been corrected. Addresses displayed in the “My Address” category can be corrected by refreshing the “My Address” information.

1) Reason for Problem

Mismatches between phone numbers and IP addresses on the sp-mode server occurred as a result of congestion on the server on December 20.

2) Details

The malfunction caused the email address of certain sp-mode service subscribers to be temporarily replaced with a different email address.

3) Customers Affected by the Malfunction (see Attachment)

Customers whose email addresses were changed are as follows:

1.	Customers (A) whose email address was changed to another email address: 6,878 persons

Note: Of these, customers who did not send and/or receive an email, and were only inconvenienced by the changed address: 4,097 persons.

2.	Customers (B) who received an email from Customers (A) in which the sender’s address was that of another email address: 2,909 persons.

3.	Customers (C) whose email address was replaced with the address of someone in the Customers (A) group: 6,894 persons.
Note: Of these, customers who did not send and/or receive an email, and who were only inconvenienced by the changed email address: 4,110 persons.

4.	Customers (D) whose email addressed to Customers (C) was received by someone in the Customers (A) group, when the devices of Customers (C) was turned off or had no reception: 2,017 persons.

4) Response to Customers

•	DOCOMO will publish an apology in newspapers and send direct mail to individual customers determined to have been affected.

•	DOCOMO will set up a designated call center to respond to inquiries about the matter.

•	Customers may contact the Designated Call Center as follows:

Dial 0120-152-770, including from mobile phones and PHS devices.

Open from 09:00 to 20:00 JST daily, including Saturdays, Sundays, holidays and the yearend/New Year period between December 27, 2011 and January 31, 2012.

5) Refunds Due to Temporary Suspension of sp-mode Service

•

DOCOMO will issue refunds by subtracting the daily rates for the number of days on which services were suspended from the monthly fee. The applicable services are docomo Drive Net™ and imadoco search™.

Note: DOCOMO will issue an announcement regarding specific refund dates and methods as soon as these are determined.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

sp-mode is a trademark or registered trademark of NTT DOCMO, INC. in Japan.

sp-mode is only available to subscribers in Japan.

Reference

Temporarily Suspended sp-mode Services

(All below services have resumed operations)

•	sp-mode settings (mail address changes, replacements, etc.)

•	imadoco search™ location service

•	“imadoco” kantan search

•	“Keitai-Osagashi” phone location-search service

•	DCMX and iD™ default settings and data transfer

•	docomo ID issuance

•	DOCOMO Premier Club Website (sp-mode version)

•	sp-mode content payment service

•	docomo Mobile Payment

•	docomo Points redemptions

•	docomo Money Transfer

•	Confirmation of billing details

•	Details of sp-mode payments and docomo Mobile Payment

•	Websites for various applications and procedures

•	My Info Mail

•	docomo billing service for Android Market™

•	“Koe-no-Takuhaibin” direct voice messaging service (list of received messages, etc.)

•	Melody Call™ content purchases

•	docomo Drive Net™

•	Browser-based settings for blocking spam calls

•	Phonebook backup

imadoco search, iD, Melody Call and docomo Drive Net are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and/or other countries.

imadoco search, iD, Melody Call and docomo Drive Net are only available to subscribers in Japan.

Android Market is a trademark of Google, Inc.

Attachment

Malfunction of sp-mode on December 20, 2011

Customers (A): 6,878

Address only changed to another address: 4,097

Received/sent wrong email: 2,781

1. Customers whose email address had been changed to Customer(C)’s address.

Customers (C): 6,894

Received wrong email, etc.:

2,784

Address changed to Customers (A) address: 4,110

3. Customers whose email address had been replaced to Customer(A)’s address.

Customers (C) address displayed as the sender’s address

Customers (A) receives Customers (D) mail from mailbox.

1,336 customers

Reply from Customers (B) sent to Customers (C)

1,195 customers

Mailbox

Smartphone out of reception or turned off

Emails temporarily stored in mailbox

Smartphone within reception and turned on

Customers (B)

2,909

2. Customers who received emails showing Customers (C) address.

Customers (D) 2,017

4. Customers whose emails sent to Customers (C) were received by Customers (A), when the devices of Customers (C) were turned off or had no reception.

Customers Affected by Sent or Received Mail: 10,491

Customers (A) who sent or received erroneous mail: 2,781

Customers (B): 2,909

Customers (C) whose email address were used to send/receive mail by Customers (A) and received mail from Customers (B): 2,784

Customers (D): 2,017